DC

No Act

P.E. 831001

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07047208

March 9, 2007

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2007

Re: Citigroup Inc.
Incoming letter dated January 30, 2007

Dear Ms. Dropkin:

This is in response to your letters dated January 30, 2007 and February 28, 2007 concerning the shareholder proposal submitted to Citigroup by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated February 20, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

David Lynn
Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters General Fund
25 Louisiana Avenue, NW
Washington, DC 20001

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

January 30, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by International Brotherhood of Teamsters (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 18, 2006. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a registrant may omit a proposal if the company has substantially implemented the proposal.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Proposal"), submitted by the International Brotherhood of Teamsters (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Proposal urges the Company to "provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders."

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

On January 17, 2007, the Company's Board of Directors adopted the Citigroup Political Contributions Policy ("Policy"). As the text of the Policy substantially mirrors the matters requested in the Proposal, the Proposal may be omitted from the 2007 Proxy materials. The Policy is annexed hereto as Exhibit B.

Shortly after adoption of the Policy, the Company forwarded a copy to the Proponent, but in a letter dated January 25, 2007, attached hereto as Exhibit C, the Proponent advised Citigroup that it would not withdraw the Proposal because it claimed the Policy "does not go far enough with respect to disclosure of trade association payments and soft money contributions." A plain reading of the Proposal indicates that it is silent with respect to trade association payments. Even if a reference to such payments could be inferred from language in the Proposal, which is not at all clear upon a plain reading of the Proposal, that would be the only item not covered in the Citigroup policy. Indeed, contrary to the proponent's assertion in its January 25, 2007 letter, the Policy adopted does include disclosure of all PAC and corporate political contributions, which covers "soft money contributions." The Company has, therefore, substantially implemented the proposal.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the Company has substantially implemented the proposal." It is Citigroup's belief that since the Proposal has been fully implemented it may be omitted consistent with recent no-action letters issues by the staff of the Securities and Exchange Commission. See Citigroup Inc. (March 10, 2006, January 16, 2004, and February 6, 2003); Sun Microsystems, Inc. (September 12, 2006); General Motors Corporation (April 5, 2006); Exxon Mobil Corporation (March 17, 2006); Talbots Inc. (April 5, 2002); and Puerto Rican Cement Company, Inc. (March 25, 2002).

EXHIBIT A

RESOLVED

That the shareholders of Citigroup Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

Citigroup Political Contributions Policy

Citigroup's Board of Directors has adopted this policy which sets forth basic guidelines relating to Citigroup Political Action Committee (PAC) and corporate political contributions.

Overview

Political contributions are made in accordance with this policy as permitted under federal, state and local laws to help elect candidates whose views and positions are good for Citigroup, our industry, and ultimately the free-market economy. These contributions come from the employee funded Citigroup PAC or, when permitted, from corporate funds.

Factors for Selecting Candidates to Support

Contributions are made to candidates who demonstrate integrity and character, support a strong private sector and show a free enterprise philosophy. Other factors include:

- Whether they sit on a committee that addresses legislation affecting our businesses;
- Whether they represent a district or state with a major Citigroup business operation;
- Their committee standing and ranking;
- Their elected leadership position; and,
- Their voting record.

Lobbying Efforts

Citigroup Global Government Affairs (GGA) staff actively lobby on issues that impact the company and our ability to do business. Citigroup has built a world-class Global Government Affairs team of seasoned professionals to represent the interests of all Citigroup businesses in the public policy arena. Members of the team come from diverse political, geographic and socio-economic backgrounds and work together to create value for Citigroup businesses through legislative lobbying and serving as the "faces" of Citigroup with international, federal, state and local elected officials. As outlined in the Citigroup Code of Conduct, only the GGA team is authorized to lobby on behalf of Citigroup. GGA professionals are required to attend training on applicable laws and internal compliance policies, and are expected to demonstrate the highest standards of professional integrity.

A key reason for consolidating the government relations function for all Citigroup businesses within the GGA team was to ensure that at all times, our political outreach is focused on the holistic, long-term interests of Citigroup clients, shareholders and employees, rather than the short-term interests of a specific business line. It is the role of the GGA team to not only respond to legislative agendas, but to proactively promote the interests of Citigroup businesses and forecast political and legislative trends that can impact Citigroup businesses in the long-term.

Compliance and Oversight

Citigroup's political contributions are made in compliance with all applicable laws and corresponding legal reporting requirements. To ensure compliance, all corporate political contributions are reviewed and approved by Citigroup's GGA. Citigroup's GGA is also responsible for compliance with campaign finance reporting and public disclosure obligations required by state and local laws.

Annual Report to Shareholders

Beginning in 2007, we will make available to our shareholders and stakeholders a list of all corporate political contributions and contributions made by Citigroup's PAC. This list will be updated and posted on our website annually.

If you have any questions regarding this policy or Citigroup's political activities, please contact the office of Global Government Affairs.

EXHIBIT C

cc: S. Dropkin

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
1/25/07

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 25, 2007

RECEIVED

JAN 25 2007

MICHAEL S. HELFER

BY FAX: 212-793-5300
BY UPS NEXT DAY

Mr. Michael S. Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

After reviewing the Citigroup Political Contributions Policy received on January 22, 2007, we are very pleased to support the positive steps Citigroup is taking to improve the transparency of its political contributions.

We believe Citigroup's approach coincides with our proposal but does not go far enough with respect to disclosure of trade association payments and soft money contributions. Consequently, we will not withdraw our proposal at this time. We are seeking a policy that agrees to disclose trade association political spending, as General Electric, Hewlett-Packard and American Electric Power have adopted, according to the Center for Political Accountability. (See enclosure.)

If you would like to continue this discussion or review those policies, please contact Noa Oren of the IBT Capital Strategies Department, at (202) 624-8990.

Sincerely,

Louis Malizia

Louis Malizia, Assistant Director
Capital Strategies Department

LM/no
Enclosure

cc: Kenneth Cohen, Corporate Law, Citigroup, Inc.

RECEIVED

JAN 2 2007

SHELLEY DROPKIN

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 20, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Request by Citigroup, Inc. for Determination Allowing Exclusion of a Shareholder Proposal Submitted by Teamsters General Fund

Dear Sir or Madam:

By letter dated January 30, 2007 (the "No-Action Request"), Citigroup, Inc. ("Citigroup" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") confirm that it will not recommend enforcement action if Citigroup omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from Citigroup's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that Citigroup report semiannually on Citigroup's policies and procedures on political contributions and expenditures and on certain specific contributions or expenditures made directly or indirectly by Citigroup. The Proposal recommends that the report be presented to the audit committee of Citigroup's Board of Directors or other relevant oversight committee, and that it be posted on the Company's web site.

Citigroup contends that it is entitled to exclude the Proposal[1] in reliance on Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal by disclosing certain information regarding the Company's political activity. As discussed more fully below, the Citigroup Policy does not substantially implement the Proposal because it does not deal with trade association political contributions and expenditures funded by member dues. As a result, exclusion on substantial implementation grounds is inappropriate.

The Actions Requested in the Proposal Differ Significantly from Citigroup's Current Policies and Practices

The Proposal asks Citigroup to provide a report on several types of data related to corporate political activity. The Proposal seeks disclosure on Citigroup's policies and procedures on political contributions and expenditures made with corporate funds. The Proposal also asks Citigroup to provide more specific data on monetary and non-monetary contributions and expenditures that are not deductible under section 162(e)(1)(B) of the Internal Revenue Code (the "Code"), including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution which if made directly by Citigroup would not be deductible under section 162(e)(1)(B) of the Code.

Citigroup argues that it has substantially implemented the Proposal because it has adopted a Political Contributions Policy (the "Citigroup Policy"). The Citigroup Policy sets forth factors that are used in making contributions from corporate or political action committee (PAC) funds; describes the Company's lobbying efforts; specifies that contributions are approved by Citigroup's Global Government Affairs

[1] The Proposal Citigroup reprints in its No-Action Request, which consists only of a resolved clause, is not the full Proposal submitted by the Fund. On October 11, 2006, the Fund sent a letter to Citigroup (attached hereto as Exhibit A) outlining the Fund's concerns regarding Citigroup's political activities. The Fund enclosed a copy of the Proposal's resolved clause with this letter as an illustration of "the information we believe shareholders should have access to." The text of the October 11 letter stated that the Fund was considering submitting a proposal, and contained none of the language, including representations regarding intention to hold the requisite number of shares through the annual meeting date, typical of a proposal submission cover letter. Puzzlingly, on October 20, 2006, Citigroup sent a letter (attached hereto as Exhibit B) stating that it "acknowledges receipt of the stockholder proposal submitted by the International Brotherhood of Teamsters" and asking for proof of ownership. On October 26, 2006, the Fund submitted the Proposal, together with a formal submission cover letter (attached hereto as Exhibit C). The language of the October 26 letter made clear that it was intended to serve as the submission cover letter for the Proposal. The Proposal enclosed with the October 26 letter is attached hereto as Exhibit D.

staff; and, provides for annual disclosure of political contributions on Citigroup's web site.

The Citigroup Policy falls short of the measures requested in the Proposal in two ways. First, there is no indication that the Citigroup Policy itself will be disclosed to shareholders, as the Proposal urges. Second, and most important, the Citigroup Policy does not require disclosure of contributions or expenditures made by a tax-exempt organization that is funded by dues or other similar payments by Citigroup. This language in the Proposal is intended to capture political activity engaged in through trade associations, which the Fund views as critically important.

Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VandeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/documents/StealthPACs.pdf).

News reports indicate that financial services firms were likely contributors to groups set up to promote social security reform and individual retirement accounts. (See Jim VandeHei, "A Big Push on Social Security," The Washington Post (Jan. 1, 2005); Landon Thomas Jr., "Wall St. Lobby Quietly Tackles Social Security," The New York Times (Dec. 21, 2004)). The Citigroup Policy's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Last year, the Division refused to grant relief to Pfizer, Inc. on a challenge very much like Citigroup's. The proposal submitted by the Fund to Pfizer was substantially identical to the Proposal, and Pfizer argued that it had substantially implemented the proposal by adopting a political contributions policy. Like the Citigroup's Policy, Pfizer's policy did not provide for disclosure of payments to trade associations, but Pfizer argued that this difference was not sufficiently large to preclude exclusion on substantial implementation grounds. The Staff disagreed. (See Pfizer, Inc. (publicly available Feb. 9, 2006)).

Because the Citigroup Policy does not address the key issue of trade association political activity funded by payments or dues from Citigroup, Citigroup has not substantially implemented the Proposal. Accordingly, Citigroup's request for relief should be denied.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, Projects Manager at (202) 624-8100.

Very truly yours,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no
Enclosures

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup, Inc.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 11, 2006

Mr. Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

Teamster-Affiliated Pension and Benefit funds hold roughly $100 billion in equity assets representing the retirement security of roughly 1.4 million active and 600,000 retired members of the International Brotherhood of Teamsters (IBT). To protect our members' assets we carefully monitor the corporate governance practices of the companies where we invest. The funds of the International Union alone hold 70,250 shares at Citigroup Inc.

According to the Center for Political Accountability (CPA), Citigroup is the largest and most aggressive corporate political donor of the money center banks. Additionally, CPA reported that some of Citigroup's donations have ended up at groups that were indicted for violating state campaign finance laws, were criticized for hiding the source of contributions, or gave to candidates with positions that contradicted key policies and practices that enhanced the company's reputation.

Our concern about these contributions led us to file a resolution with the company last year. We are still troubled that these contributions may not be in the best interest of our shareholders and that the failure to disclose the company's political contributions threatens shareholder's ability to accurately assess our investment. According to a recent survey of shareholder beliefs and attitudes, conducted by the non-partisan Mason-Dixon Polling and Research

RESOLVED

That the shareholders of Citigroup Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

MASON-DIXON
POLLING & RESEARCH

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Conducted By
Mason-Dixon Polling & Research
Washington, D.C. - (202) 548-2680

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Table of Contents

Report

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

BACKGROUND & RESEARCH OBJECTIVES

This survey was commissioned by ***The Center for Political Accountability (CPA)***. Founded in October 2003, the Center is a non-profit, non-partisan organization dedicated to achieving corporate political transparency and accountability.[1]

The CPA is mounting the first sustained shareholder campaign to convince companies that disclosure and board oversight of their political activity is in their and their shareholders' best interest. Under current law, companies are not required to fully report and account for their political activity. In fact companies are free to use corporate funds to make unlimited political contributions and expenditures without ever having to account to shareholders for those disbursements. The amount of corporate money devoted to politics is often a mystery to shareholders. The mystery is compounded by the fact that an enormous amount of corporate political spending is routed through trade associations and other tax exempt entities. These organizations, including the country's leading trade associations, are not required to report funds they spend on political activity and many do not even disclose the names of their members. The result is that tens if not hundreds of millions of corporate dollars flow into the political process, often without internal or external controls, board oversight, or shareholder knowledge.

Through the efforts of the Center and a group of institutional investors, a growing number of companies have recognized that disclosure and board oversight is just good business practice and now disclose and have their boards oversee their political activity.

To better understand the views of American shareholders, the Center commissioned one of the country's foremost public opinion firms to conduct a survey of shareholder attitudes towards corporate political involvement. The research objectives were defined by CPA and focused on:

- Current practices, governance and regulation of corporate political spending
- Risks associated with corporate political spending.
- Attitudes on proposals that require greater corporate disclosure, transparency and accountability of corporate political spending.

The results are detailed in this report.

[1] http//:www.politicalaccountability.net

Methodology

This survey was conducted by Mason-Dixon Polling & Research, Inc. from March 6-9, 2006. A total of 800 American adults were interviewed by telephone. Those interviewed stated that they held stock or mutual funds with common equities.

Those interviewed were selected by the random variation of the last four digits of telephone numbers. A cross-section of exchanges was utilized and quotas were assigned in order to ensure a fair reflection of the demographic profile American households owning stocks and mutual fund in the United States[2].

The margin for error, according to standards customarily used by statisticians, is no more than +/-3.5 percentage points. This means that there is a 95 percent probability that the "true" figure would fall within that range if all shareholders were surveyed. The margin for error is higher for any subgroup, such as an age or gender grouping.

[2] *Fundamentals. INVESTMENT COMPANY INSTITUTE RESEARCH IN BRIEF*, Vol. 14 / No. 5, October 2005 based on June 2005 survey of 3000 US households conducted by Investment Company Institute Research and extrapolated data from US Census Data.

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Findings:

Awareness of Current Governance
& Regulation of Corporate Political Spending:

- **Just 14% of American shareholders correctly** stated that corporations are **not required to disclose** all political contributions. The overwhelming majority (86%%) were either under **the mistaken impression** that corporations are required (55%) to disclose all political contributions or stated **they were not sure (31%)** what current law requires.

Are corporations required or not required to publicly disclose all political contributions?


NOT REQUIRED
14%
REQUIRED 55%
NOT SURE 31%

- In response to another question, only 19% of shareholders correctly stated that **corporate boards** are not required to approve and oversee political contributions. A majority (81%) either **thought that corporate boards** had a legal obligation to approve and oversee political contributions (21%) or **did not know (60%)**

Are corporate boards required to approve and oversee political contributions?


NOT REQUIRED
19%
REQUIRED 21%
NOT SURE 60%

Awareness of Current Governance & Regulation of Corporate Political Spending: (continued)

- Seventy-four percent (74%) of all shareholders did not know that corporations are not required to disclose their contributions to trade associations, which are then passed on to political committees and candidates. In 2004, more than **$100 million of corporate monies were spent by just 6 trade associations** on political and lobbying and activities, including contributions to political committees and candidates. None of this spending was required to be disclosed by the contributing corporations.

Are corporations required to disclose the amount of money they contribute to trade associations which is then passed on to political committees and candidates?


NOT REQUIRED 26%
REQUIRED 28%
NOT SURE 46%

- Similarly, 72% of shareholders did not know that corporations were not required to disclose which candidates and organizations receive the money they contribute to through a trade association? (72% total, of which 47% not sure, 25% stating there was a disclosure requirement)

Are corporations required to disclose which candidates and organizations receive the money they contribute through a trade association?


NOT REQUIRED 28%
REQUIRED 25%
NOT SURE 47%

Confidence in Corporate Leadership and Oversight:

After benchmarking the level of shareholder awareness about the current governance and regulation of corporate political spending, shareholders were informed that

- Not all corporate political spending is disclosed.
- Corporate political spending does not require board oversight or approval.
- The amounts and identity of candidates and political organizations a particular corporation gives to through trade associations are not required to be disclosed.

The survey then documented shareholder opinion towards the risks posed by the lack of board oversight. It paid particular attention to the extent that shareholders were confident that corporations in which they held stock exercised corporate oversight and avoided risky political involvement.

- An **overwhelming majority of 85%** of shareholders agreed that the "…**lack of transparency and oversight** in corporate political activity encourages behavior that **puts corporations at legal risk and endangers corporate reputations**". Intensity among shareholder **opinion was pronounced with 57% strongly agreeing** and just 28% somewhat agreeing.

The lack of transparency and oversight in corporate political activity encourages behavior that puts corporations at legal risk and endangers corporate reputations.


AGREE
SOMEWHAT 28%
STRONGLY 57%
DISAGREE
6%
4%

- Further, a majority (54%) stated that they had little or no confidence that the corporations *"...in which you own stock"* have adequate oversight of political contributions.

Confidence that the corporations *"...in which you own stock"* have adequate oversight of political contributions:


CONFIDENT
SOMEWHAT 24%
VERY 11%
NOT CONFIDENT
NOT TOO 32%
NOT 22%
NOT SURE
NOT SURE 12%
0%
10%
20%
30%
40%
50%
60%

Confidence in Corporate Leadership and Oversight: (continued)

- A plurality of shareholders (39%) expressed little or no confidence that companies in which they own stock do not engage in risky political behavior. Another quarter 25% said they weren't sure. That left just over a third (35%) of American shareholders stating confidence about their investments not being exposed to risky political behavior.

I am confident that corporations in which I own stock directly or in my mutual funds do not engage in risky political behavior.


AGREE
SOMEWHAT 13%
STRONGLY 22%
DISAGREE
SOMEWHAT 19%
STRONGLY 20%
NOT SURE
NOT SURE 25%
0%
5%
10%
15%
20%
25%
30%
35%
40%

- But, the vast majority of shareholders **(87%)** agreed with the simple proposition that they would have **more confidence in investing in corporations** that have adopted reforms that **provide for transparency and oversight in political spending. Intensity of opinion was particularly strong** with **65% strongly agreeing** with the proposition.

Generally, I would have more confidence in investing in corporations that have adopted reforms that provide for transparency and oversight in political spending.


AGREE
SOMEWHAT 22%
STRONGLY 65%
DISAGREE
8%
5%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%

Current Corporate Practices:

- The Center for Public Accountability's *Green Canary* report[3] documents several **examples of "risky" corporate** behavior that has resulted in criminal and civil penalties, tarnished corporate **reputations and loss of** shareholder value. The CPA has also documented examples of corporate payments **to trade associations** which are contributed to political and other organizations and candidates that **promote and support** controversial social agendas. **A substantial majority (80%) of American shareholders consider this an inappropriate use of corporate funds with a strong intensity of opinion** (58% "not at all appropriate", 21% "not too appropriate").

Appropriateness of corporate political contributions, passed through trade associations, supporting controversial social agendas that have nothing to do with the corporation's business:


APPROPRIATE
11%
4%
NOT APPROPRIATE
NOT TOO 21%
NOT 59%
NOT SURE
6%
0%
10%
20%
30%
40%
50%
60%
70%
80%

- Another corporate behavior that poses a risk to reputations and shareholder value is that **companies are** increasingly using aggressive political contributions and political relationships as a **critical part of their business** strategy. Enron, Qwest, and Global Crossing are examples of the over reliance of **corporations on political** spending to salvage their failed business plans.

  When asked *"how appropriate do you think large political contributions and heavy spending on lobbying efforts are for the companies in which you own stock?"* 68% said that it was inappropriate behavior.

Appropriateness of large political contributions and heavy spending on lobbying efforts are for the companies *"...in which you own stock"*:


APPROPRIATE
SOMEWHAT 24%
Very 6%
NOT APPROPRIATE
NOT TOO 19%
NOT 49%
NOT SURE
3%
0%
10%
20%
30%
40%
50%
60%
70%

[3] *Green Canary: Alerting Shareholders and Protecting Their Investments*. The Center for Political Accountability, February 2005. http://www.politicalaccountability.net/ocreport/indexgc.htm.

Current Corporate Practices: (continued)

- Shareholders also agreed that lack of transparency and oversight led to the **inappropriate behavior** by some **corporate executives.** Fully, **73% of shareholders agreed that corporate political spending** is often undertaken to advance the **private political interests of corporate executives rather than the interest of the company and its shareholders.**

Corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders.



AGREE
SOMEWHAT 28%
STRONGLY, 45%
DISAGREE
11%
0%
10%
20%
30%
40%
50%
60%
70%
80%

Support for Reform:

- **A majority of shareholders think that current law and regulation do not provide sufficient checks and accountability in corporate spending.** Fifty-nine percent (59%) disagreed with the statement "*Current law and regulation governing corporate political spending provides sufficient checks or accountability on corporate boards and executives.*" (27% somewhat, 32% strongly disagreeing)

Current law and regulation governing corporate political spending <u>provides sufficient checks or accountability</u> on corporate boards and executives.



AGREE
SOMEWHAT 15%
STRONGLY 11%
DISAGREE
SOMEWHAT 27%
STRONGLY 32%
0%
10%
20%
30%
40%
50%
60%

Support for Reform: (continued)

- **Shareholders clearly and overwhelming think that reform is needed.** Seventy-one (71%) disagree with statement that reform is not needed to protect the ordinary investor. Again, there was strong intensity of opinion with 47% strongly disagreeing. There was weak support, both in total numbers and intensity, for the status quo. Just 24% stated that reform was not necessary (somewhat 12%, strongly 12%).

Reforms in corporate political spending are not necessary to protect the interests of the ordinary public investor.


AGREE
SOMEWHAT 12%
STRONGLY 12%
DISAGREE
SOMEWHAT 24%
STRONGLY 47%

- **Shareholders are looking to corporate boards for leadership and accountability on these issues.** When asked to agree or disagree with the statement "*Corporate political contributions should not require the oversight and approval of the board of directors,*" 75% shareholders disagreed. The support for board accountability is further evidenced by the intensity found in response to the question with nearly half (48%) of all American shareholders strongly disagreeing with the statement.

Corporate political contributions should not require the oversight and approval of the board of directors.


AGREE
SOMEWHAT 12%
STRONGLY 10%
DISAGREE
SOMEWHAT 27%
STRONGLY 48%
0%
10%
20%
30%
40%
50%
60%
70%
80%

Support for Reform: (continued)

As detailed in the forthcoming *Hidden Rivers* report, some corporate contributions to trade associations end up in the coffers of political organizations that champion divisive social issues unrelated to the corporation's business. And, as documented in the report, often these **political payments support policies that are contrary to the publicly stated policies of the corporation**. The Center's *Green Canary* report also found this to be the case with company soft money political contributions.

- Of all the issues tested in this survey, **this one elicited the strongest response and greatest intensity of opinion**. Fully 95% of American shareholders agree that corporations should make certain that political contributions made to trade associations be consistent with company policies and be fully disclosed. Eighty percent (80%) strongly agreed with the statement.

Corporations should ensure that payments made to trade associations that are used for political purposes be consistent with company policies and fully disclosed.


AGREE
SOMEWHAT 15%
STRONGLY 80%
DISAGREE
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Reform Proposals Considered:

In response to the risks posed by the current lack of transparency and oversight in corporate political spending, the Center for Public Accountability has proposed a set of reforms[4] for adoption by corporations, the elements of which are:

1. Corporations should be required to publicly disclose all political spending.
2. Corporate boards should oversee and approve all direct and indirect political spending.
3. Corporations should be required to disclose the guidelines they use for their political spending decisions.
4. Corporations should identify the corporate officers who manage the company's political giving.
5. Corporations should be required to disclose their political spending on the company's website on a quarterly basis.
6. Corporations should be required to disclose payments made to trade associations which are then used for political purposes.

- Shareholders were read each reform proposal and asked if they supported or opposed it. As illustrated in the charts below and on the following pages, **each proposal is supported by the vast majority of American shareholders. All have the support of at least 84% of shareholders**. In addition, the **degree of support was particularly intense**, with an average of **64%** of shareholders **'strongly' supporting each of the reform measures.**

Corporations should be required to publicly disclose all political contributions.


94% Total Support
SUPPORT
SOMEWHAT 18%
STRONGLY 76%

Corporate boards should oversee and approve all direct and indirect political spending.


84% Total Support
SUPPORT
SOMEWHAT 26%
STRONGLY 58%

[4] The Center for Political Accountability drafted a model political disclosure resolution that has been filed by institutional investors since the 2004 proxy season. It calls on companies to disclose their soft money contributions and payments to trade associations and other tax-exempt organizations that are used for political purposes, identify the corporate officers involved in the expenditure decisions, disclose their political spending guidelines, and require board of directors oversight of their political spending. The CPA also has developed eight principles for corporate political spending and accountability for companies to follow. (http://www.politicalaccountability.net/principles.htm)

Reform Proposals Considered: (continued)

Corporations should identify the corporate officers who manage the company's political contributions.


89% Total Support
SUPPORT
SOMEWHAT 26%
STRONGLY 63%

Corporations should be required to disclose the guidelines they use for their political spending decisions.


84% Total Support
SOMEWHAT 21%
STRONGLY 63%

Corporations should be required to disclose their political spending on the company's website on a quarterly basis.


86% Total Support
SUPPORT
SOMEWHAT 30%
STRONGLY 56%

Corporations should be required to disclose contributions made to trade associations which are then used for political purposes.


91% Total Support
SUPPORT
SOMEWHAT 22%
STRONGLY 69%

Voting Their Proxy:

- Finally, when asked if they would vote their proxy in favor of corporate political reforms, **87% agreed with 61%** expressing strong sentiment.

I would vote my proxy in corporations I hold stock in to implement these corporate political spending reforms.


AGREE
SOMEWHAT 26%
STRONGLY 61%
DISAGREE
6%
6%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%

- American shareholders also expressed overwhelming (85%) support and intensity of opinion for "mutual funds and other equity managers" voting their proxies in support of shareholder resolutions calling for corporate political disclosure and accountability.

Mutual funds and other equity managers should vote their corporate proxies in support of resolutions that require disclosure and board accountability for political spending.


AGREE
SOMEWHAT 25%
STRONGLY 60%
DISAGREE
6%
6%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%

Questionnaire

CPA Project

March 2006 Shareholder Survey

American Shareholder Awareness:

I first want to ask you a few questions about your familiarity with campaign finance laws. If you don't know, please feel free to say you are not sure.

1. Under current law, are corporations required or not required to publicly disclose all political contributions?

REQUIRED	55%	
NOT REQUIRED	14%	
NOT SURE	31%	45%

2. Under current law, are corporate boards required or not required to approve and oversee political contributions?

REQUIRED	21%	
NOT REQUIRED	19%	
NOT SURE	60%	79%

3. Corporations pay millions of dollars in dues as members of trade associations. In turn, trade associations distribute these millions to political committees and candidates. Under current law, are corporations required or not required to disclose the amount of money they contribute that is passed on by the trade association to political committees and candidates?

REQUIRED	28%	
NOT REQUIRED	26%	
NOT SURE	46%	72%

4. Under current law, are corporations required or not required to disclose which candidates and organizations receive the money they contribute through a trade association?

REQUIRED	25%	
NOT REQUIRED	28%	
NOT SURE	47%	75%

Attitudes towards the status Quo:

In fact, corporations are not required to disclose all their political contributions, and their boards are under no obligation to approve or oversee contributions made by their corporate executives and lobbyists.

5. In general, how much confidence do you have that the corporations in which you own stock have adequate oversight of political contributions so that they protect the corporation from legal liability and not threaten shareholder value? Are you:

VERY CONFIDENT	11%	
SOMEWHAT CONFIDENT	24%	35%
NOT TOO CONFIDENT	32%	
NOT CONFIDENT	22%	54%
NOT SURE	12%	

In another practice, millions of corporate dollars have been given to political committees and trade associations which in turn give this money to candidates and special interest groups that promote social agendas that have nothing to do with issues that impact the corporation's business or shareholder value. For example, issues like abortion, gay rights and other issues of morality.

6. As a shareholder, how appropriate do you think it is it that corporate political contributions given to trade associations end up supporting special interests groups that promote controversial social agendas that have nothing to do with the corporation's business? Is it:

VERY APPROPRIATE	4%	
SOMEWHAT APPROPRIATE	11%	15%
NOT TOO APPROPRIATE	21%	
NO APPROPRIATE	59%	79%
NOT SURE	6%	

Another issue of concern is that some corporations made political contributions and political relationships a critical part of their business strategy. Their strategy was to use aggressive corporate political spending to curry favor with elected officials in order to gain favors, tax breaks and regulatory relief.

7. As a shareholder, how appropriate do you think large political contributions and heavy spending on lobbying efforts are for the companies in which you own stock? Is it:

VERY APPROPRIATE	6%	
SOMEWHAT APPROPRIATE	24%	30%
NOT TOO APPROPRIATE	19%	
NO APPROPRIATE	49%	67%
NOT SURE	3%	

Support for Reform

In response, many in the investment community are calling for reforms.

I going to read several proposals and I would appreciate your telling me if you support or oppose each.

The first proposal is ______________. Do you support or oppose that proposal? Is that strongly favor/oppose or somewhat favor/oppose?

8. Corporations should be required to publicly disclose all political contributions.

STRONGLY SUPPORT	**76%**	
SOMEWHAT SUPPORT	**18%**	**95% Total Support**
SOMEWHAT OPPOSE	4%	
STRONGLY OPPOSE	1%	5%
NOT SURE	1%	

9. Corporations should be required to disclose their political spending on the company's website on a quarterly basis.

STRONGLY SUPPORT	56%	
SOMEWHAT SUPPORT	30%	85%
SOMEWHAT OPPOSE	9%	
STRONGLY OPPOSE	5%	14%
NOT SURE	1%	

10. Corporations should be required to disclose contributions made to trade associations which are then used for political purposes.

STRONGLY SUPPORT	69%	
SOMEWHAT SUPPORT	22%	91%
SOMEWHAT OPPOSE	6%	
STRONGLY OPPOSE	2%	8%
NOT SURE	1%	

11. Corporations should be required to disclose the guidelines they use for their political spending decisions.

STRONGLY SUPPORT	63%	
SOMEWHAT SUPPORT	21%	84%
SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	7%	15%
NOT SURE	1%	

12. Corporations should identify the corporate officers who manage the company's political contributions.

STRONGLY SUPPORT	63%	
SOMEWHAT SUPPORT	26%	89%
SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	3%	11%
NOT SURE	1%	

13. Corporate boards should oversee and approve all direct and indirect political spending.

STRONGLY SUPPORT	58%	
SOMEWHAT SUPPORT	26%	85%

SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	4%	12%
NOT SURE	4%	

Now I'd like to read several statements and I would appreciate your telling me if you agree or disagree with each. [Rotate order]

The first statement is ____________. Is that strongly agree/disagree or somewhat agree disagree?

14. Corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders.

STRONGLY AGREE	45%	
SOMEWHAT AGREE	28%	73%
SOMEWHAT DISAGREE	11%	
STRONGLY DISAGREE	4%	15%
NOT SURE	12%	

15. Current law and regulation governing corporate political spending provides sufficient checks or accountability on corporate boards and executives.

STRONGLY AGREE	11%	
SOMEWHAT AGREE	15%	27%
SOMEWHAT DISAGREE	27%	
STRONGLY DISAGREE	32%	59%
NOT SURE	15%	

16. Reforms in corporate political spending are not necessary to protect the interests of the ordinary public investor.

STRONGLY AGREE	12%	
SOMEWHAT AGREE	12%	24%
SOMEWHAT DISAGREE	24%	
STRONGLY DISAGREE	47%	71%
NOT SURE	6%	

17. Mutual funds and other equity managers should vote their corporate proxies in support of resolutions that require disclosure and board accountability for political spending.

STRONGLY AGREE	60%	
SOMEWHAT AGREE	25%	85%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	6%	12%
NOT SURE	3%	

18. Corporations should ensure that payments made to trade associations that are used for political purposes be consistent with company policies and fully disclosed.

STRONGLY AGREE	80%	
SOMEWHAT AGREE	15%	95%
SOMEWHAT DISAGREE	3%	
STRONGLY DISAGREE	2%	4%
NOT SURE	1%	

19. Corporate political contributions should not require the oversight and approval of the board of directors.

STRONGLY AGREE	10%	
SOMEWHAT AGREE	12%	22%
SOMEWHAT DISAGREE	27%	
STRONGLY DISAGREE	48%	75%
NOT SURE	4%	

20. Corporations should adopt procedures that ensure political contributions are spent lawfully and consistent with the stated public policies of the company.

STRONGLY AGREE	80%	
SOMEWHAT AGREE	15%	95%
SOMEWHAT DISAGREE	3%	
STRONGLY DISAGREE	2%	4%
NOT SURE	1%	

21. The lack of transparency and oversight in corporate political activity encourages behavior that puts corporations at legal risk and endangers corporate reputations.

STRONGLY AGREE	57%	
SOMEWHAT AGREE	28%	85%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	4%	9%
NOT SURE	5%	

22. I would vote my proxy in corporations I hold stock in to implement these corporate political spending reforms.

STRONGLY AGREE	61%	
SOMEWHAT AGREE	26%	87%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	6%	11%
NOT SURE	2%	

23. Generally, I would have more confidence in investing in corporations that have adopted reforms that provide for transparency and oversight in political spending.

STRONGLY AGREE	65%	
SOMEWHAT AGREE	22%	86%
SOMEWHAT DISAGREE	8%	
STRONGLY DISAGREE	5%	12%
NOT SURE	2%	

24. I am confident that corporations in which I own stock directly or in my mutual funds do not engage in risky political behavior.

STRONGLY AGREE	22%	
SOMEWHAT AGREE	13%	35%
SOMEWHAT DISAGREE	19%	
STRONGLY DISAGREE	20%	40%
NOT SURE	25%	

AGE

18-34	13%
35-49	34%
50-64	36%
65+	16%
REFUSED	0%

RACE

WHITE	90%
BLACK	5%
HISPANIC	2%
OTHER	3%
REFUSED	1%

PARTY ID

DEMOCRAT	28%
REPUBLICAN	40%
INDEPENDENT	34%

SEX

MALE	48%
FEMALE	52%

REGION

NORTHEAST	25%
MIDWEST	24%
SOUTH	28%
WEST	24%

INCOME

<$35,000	9%
$35,000-$49,999	17%
$50,000-$74,999	15%
$75,000-$99,999	20%
$100,000+	23%
REFUSED	16%

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT B

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

October 20, 2006

Mr. C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Keegel:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the International Brotherhood of Teamsters ("IBT") for consideration by Citigroup stockholders at the Annual Meeting in April 2007.

Please note that the IBT is required to provide Citigroup with a written statement from the record holder of its securities that the IBT has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT C

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 26, 2006

BY FAX: 212-793-5300
BY UPS NEXT DAY

Mr. Michael S. Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 1,900 shares of Citigroup, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/cz
Enclosures

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT D

RESOLVED: That the shareholders of Citigroup, Inc., ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

SUPPORTING STATEMENT: As long-term shareholders of Citigroup Inc., we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of shareholders.

Company executives exercise wide discretion over use of corporate resources for political activities. These decisions involve political contributions, called "soft money," and payments to trade associations and related groups that are used for political activities. Most of these expenditures are not disclosed. In 2003-04, the last fully reported election cycle, the Company contributed at least $1,012,915 in soft money. (Center for Public Integrity: http://www.publicintegrity.org/527/db.aspx?act=main)

However, its payments to trade associations used for political activities are undisclosed and unknown. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate. According to the Center for Political Accountability, some of Citigroup's donations have ended up at groups that were indicted for violating state campaign finance laws, were criticized for hiding the source of contributions, or given to candidates with positions that contradicted policies and practices that enhanced the Company's reputation.

The result: shareholders and management do not know how trade associations use their Company's money politically. The proposal asks the Company to disclose political contributions and payments to trade associations and other tax-exempt organizations. Publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate political use of corporate assets.

We urge your support **FOR** this critical governance reform.

Amalgamated Bank
America's Labor Bank

HUGH A. SCOTT
FIRST VICE PRESIDENT

October 23rd, 2006

Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Ave
New York, NY 10043.

Re: Citigroup Inc. Cusip # 172967101

Dear Mr. Helfer:

Amalgamated Bank is the record owner of 1,900 shares of common stock (the "Shares") of Citigroup Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously for over one year and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 727-6027.

Very truly yours,

H A Scott

Hugh A. Scott
First Vice President
Amalgamated Bank

cc:
Noa Oren

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

February 28, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the International Brotherhood of Teamsters ("Proponent")

Dear Sir or Madam:

The Proponent has submitted a letter to the Securities and Exchange Commission dated February 20, 2007, a copy of which is attached hereto as Exhibit A ("Proponent's Letter" or the "Letter"). The Letter is a response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on January 30, 2007 to exclude the stockholder proposal (the "Proposal") submitted by the Proponent, which requests that the Company prepare a report semi-annually disclosing (i) its policies and procedures for making political contributions and expenditures, as well as (ii) its monetary and non-monetary political contributions and expenditures "not deductible under Section 162 (e) (1) (B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B of the Internal Revenue Code." The Proposal also mandates that the report "shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders."

Citigroup has reviewed the Proponent's Letter and believes that, notwithstanding any statements to the contrary contained in such letter, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(10).

The Proponent's Letter asserts that, "there is no indication that the Citigroup policy itself will be disclosed to shareholders, as the Proposal urges." It is unclear why the Proponent questions Citigroup's good faith, especially in light of the fact that the Company has already posted on its website both its Political Contributions Policy and all of the detailed political contribution information for 2006 in its possession, as requested in the Proposal, at http://www.citigroup.com/corporategovernance/index.htm.

The Letter goes into great detail explaining that trade association political activity is "difficult to measure because it avoids election law regulations, including disclosure requirements" and insists that Citigroup should include the political activity of trade associations in its report on political giving. The Letter does not explain why Citigroup, rather than Congress or state legislatures, should remedy this perceived difficulty and why it would be appropriate for Citigroup to assume responsibility for decisions made by a third party as to its giving strategies. Specifically, there is no way for Citigroup to know the extent of trade association political expenditures.

Citigroup acknowledges that the detailed political contribution information on its website does not include trade association contributions; however, the Company strongly believes that such disclosure would be misleading to stockholders and the public because decisions related to political contributions made by trade associations are outside the scope of Citigroup's control and decision-making, and, therefore, cannot be fairly described as reflecting, in whole or in part, Citigroup's support of any such contributions. To satisfy the Proponent's request with respect to trade association political expenditures, the trade association must be compelled to notify its members what percentage of its dues were used for non-deductible expenses, but that information would also be misleading because such expenses cover both political expenditures and lobbying expenditures.

Unlike contributions made to political parties and political elections where the individual's or entity's positions are public and contributions can fairly be cast as supporting such positions, whether in whole or in part, monetary support to trade associations cannot be characterized in the same way. Trade associations do not generally publicize a platform and seek contributions by people and companies in support of their positions as politicians and political parties do. In addition, trade associations do not function exclusively as vehicles to fund political strategies, nor do they seek funding from their membership to support specific political contributions. This aspect of the Proposal, rather than requiring the Company to increase transparency in its political giving, which the Company has already done, is a circuitous approach to forcing the disclosure of trade association giving. This would more appropriately be achieved by efforts addressed directly to trade associations.

The Company's position, as set forth here and in greater detail in the Petition, clearly demonstrates the manner and extent to which the Company has substantially implemented the Proposal. For the foregoing reasons, the Proposal should be excluded from Citigroup's 2007 Proxy Materials pursuant to Rule 14a-8(i)(10).

If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

Attachment

cc: Mr. C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 20, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Request by Citigroup, Inc. for Determination Allowing Exclusion of a Shareholder Proposal Submitted by Teamsters General Fund

Dear Sir or Madam:

By letter dated January 30, 2007 (the "No-Action Request"), Citigroup, Inc. ("Citigroup" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") confirm that it will not recommend enforcement action if Citigroup omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from Citigroup's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that Citigroup report semiannually on Citigroup's policies and procedures on political contributions and expenditures and on certain specific contributions or expenditures made directly or indirectly by Citigroup. The Proposal recommends that the report be presented to the audit committee of Citigroup's Board of Directors or other relevant oversight committee, and that it be posted on the Company's web site.

Citigroup contends that it is entitled to exclude the Proposal[1] in reliance on Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal by disclosing certain information regarding the Company's political activity. As discussed more fully below, the Citigroup Policy does not substantially implement the Proposal because it does not deal with trade association political contributions and expenditures funded by member dues. As a result, exclusion on substantial implementation grounds is inappropriate.

The Actions Requested in the Proposal Differ Significantly from Citigroup's Current Policies and Practices

The Proposal asks Citigroup to provide a report on several types of data related to corporate political activity. The Proposal seeks disclosure on Citigroup's policies and procedures on political contributions and expenditures made with corporate funds. The Proposal also asks Citigroup to provide more specific data on monetary and non-monetary contributions and expenditures that are not deductible under section 162(e)(1)(B) of the Internal Revenue Code (the "Code"), including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution which if made directly by Citigroup would not be deductible under section 162(e)(1)(B) of the Code.

Citigroup argues that it has substantially implemented the Proposal because it has adopted a Political Contributions Policy (the "Citigroup Policy"). The Citigroup Policy sets forth factors that are used in making contributions from corporate or political action committee (PAC) funds; describes the Company's lobbying efforts; specifies that contributions are approved by Citigroup's Global Government Affairs

---

[1] The Proposal Citigroup reprints in its No-Action Request, which consists only of a resolved clause, is not the full Proposal submitted by the Fund. On October 11, 2006, the Fund sent a letter to Citigroup (attached hereto as Exhibit A) outlining the Fund's concerns regarding Citigroup's political activities. The Fund enclosed a copy of the Proposal's resolved clause with this letter as an illustration of "the information we believe shareholders should have access to." The text of the October 11 letter stated that the Fund was considering submitting a proposal, and contained none of the language, including representations regarding intention to hold the requisite number of shares through the annual meeting date, typical of a proposal submission cover letter. Puzzlingly, on October 20, 2006, Citigroup sent a letter (attached hereto as Exhibit B) stating that it "acknowledges receipt of the stockholder proposal submitted by the International Brotherhood of Teamsters" and asking for proof of ownership. On October 26, 2006, the Fund submitted the Proposal, together with a formal submission cover letter (attached hereto as Exhibit C). The language of the October 26 letter made clear that it was intended to serve as the submission cover letter for the Proposal. The Proposal enclosed with the October 26 letter is attached hereto as Exhibit D.

staff; and, provides for annual disclosure of political contributions on Citigroup's web site.

The Citigroup Policy falls short of the measures requested in the Proposal in two ways. First, there is no indication that the Citigroup Policy itself will be disclosed to shareholders, as the Proposal urges. Second, and most important, the Citigroup Policy does not require disclosure of contributions or expenditures made by a tax-exempt organization that is funded by dues or other similar payments by Citigroup. This language in the Proposal is intended to capture political activity engaged in through trade associations, which the Fund views as critically important.

Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VandeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/documents/StealthPACs.pdf).

News reports indicate that financial services firms were likely contributors to groups set up to promote social security reform and individual retirement accounts. (See Jim VandeHei, "A Big Push on Social Security," The Washington Post (Jan. 1, 2005); Landon Thomas Jr., "Wall St. Lobby Quietly Tackles Social Security," The New York Times (Dec. 21, 2004)). The Citigroup Policy's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Last year, the Division refused to grant relief to Pfizer, Inc. on a challenge very much like Citigroup's. The proposal submitted by the Fund to Pfizer was substantially identical to the Proposal, and Pfizer argued that it had substantially implemented the proposal by adopting a political contributions policy. Like the Citigroup's Policy, Pfizer's policy did not provide for disclosure of payments to trade associations, but Pfizer argued that this difference was not sufficiently large to preclude exclusion on substantial implementation grounds. The Staff disagreed. (See Pfizer, Inc. (publicly available Feb. 9, 2006)).

Because the Citigroup Policy does not address the key issue of trade association political activity funded by payments or dues from Citigroup, Citigroup has not substantially implemented the Proposal. Accordingly, Citigroup's request for relief should be denied.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, Projects Manager at (202) 624-8100.

Very truly yours,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no
Enclosures

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup, Inc.

RECEIVED
FEB 2? 2007
SHELLEY DROPKIN

CC: K. Cohen
P. Jones

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 11, 2006

Mr. Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

Teamster-Affiliated Pension and Benefit funds hold roughly $100 billion in equity assets representing the retirement security of roughly 1.4 million active and 600,000 retired members of the International Brotherhood of Teamsters (IBT). To protect our members' assets we carefully monitor the corporate governance practices of the companies where we invest. The funds of the International Union alone hold 70,250 shares at Citigroup Inc.

According to the Center for Political Accountability (CPA), Citigroup is the largest and most aggressive corporate political donor of the money center banks. Additionally, CPA reported that some of Citigroup's donations have ended up at groups that were indicted for violating state campaign finance laws, were criticized for hiding the source of contributions, or gave to candidates with positions that contradicted key policies and practices that enhanced the company's reputation.

Our concern about these contributions led us to file a resolution with the company last year. We are still troubled that these contributions may not be in the best interest of our shareholders and that the failure to disclose the company's political contributions threatens shareholder's ability to accurately assess our investment. According to a recent survey of shareholder beliefs and attitudes, conducted by the non-partisan Mason-Dixon Polling and Research about corporate political spending, shareholders overwhelmingly support measures by companies that assure transparency and accountability in corporate political activity. We are enclosing a copy of the survey for your review as well as a *Wall Street Journal* article referencing some of the survey's findings.

The *Journal* article notes that a number of companies, including Morgan Stanley, Coca-Cola, Eli Lilly and McDonald's, have agreed to address shareholder concerns by publicly disclosing their political contributions. The companies have also agreed to board-level oversight of their political expenditures. We encourage you to join the list of companies who believe that such transparency and accountability are in their long-term best interest. We are also enclosing a shareholder resolution, which we plan on filing this year that lays out the information we believe shareholders should have access to in order to make an informed decision about whether to invest in Citigroup.

We look forward to hearing about the steps that our corporation is taking to respond to these investor concerns. Please contact Noa Oren, Teamsters Capital Strategies Department, at (202) 624-8990 to set up a meeting.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no
Enclosures

RESOLVED

That the shareholders of Citigroup Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

MASON-DIXON POLLING & RESEARCH

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Conducted By
Mason-Dixon Polling & Research
Washington, D.C. - (202) 548-2680

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Table of Contents

The Center for Political Accountability

Corporate Political Spending

A Survey of American Shareholders

2006

Background & Research Objectives

This survey was commissioned by ***The Center for Political Accountability (CPA)***. Founded in October 2003, the Center is a non-profit, non-partisan organization dedicated to achieving corporate political transparency and accountability.[1]

The CPA is mounting the first sustained shareholder campaign to convince companies that disclosure and board oversight of their political activity is in their and their shareholders' best interest. Under current law, companies are not required to fully report and account for their political activity. In fact companies are free to use corporate funds to make unlimited political contributions and expenditures without ever having to account to shareholders for those disbursements. The amount of corporate money devoted to politics is often a mystery to shareholders. The mystery is compounded by the fact that an enormous amount of corporate political spending is routed through trade associations and other tax exempt entities. These organizations, including the country's leading trade associations, are not required to report funds they spend on political activity and many do not even disclose the names of their members. The result is that tens if not hundreds of millions of corporate dollars flow into the political process, often without internal or external controls, board oversight, or shareholder knowledge.

Through the efforts of the Center and a group of institutional investors, a growing number of companies have recognized that disclosure and board oversight is just good business practice and now disclose and have their boards oversee their political activity.

To better understand the views of American shareholders, the Center commissioned one of the country's foremost public opinion firms to conduct a survey of shareholder attitudes towards corporate political involvement. The research objectives were defined by CPA and focused on:

- Current practices, governance and regulation of corporate political spending
- Risks associated with corporate political spending.
- Attitudes on proposals that require greater corporate disclosure, transparency and accountability of corporate political spending.

The results are detailed in this report.

[1] http://www.politicalaccountability.net

Methodology

This survey was conducted by Mason-Dixon Polling & Research, Inc. from March 6-9, 2006. A total of 800 American adults were interviewed by telephone. Those interviewed stated that they held stock or mutual funds with common equities.

Those interviewed were selected by the random variation of the last four digits of telephone numbers. A cross-section of exchanges was utilized and quotas were assigned in order to ensure a fair reflection of the demographic profile American households owning stocks and mutual fund in the United States[2].

The margin for error, according to standards customarily used by statisticians, is no more than +/-3.5 percentage points. This means that there is a 95 percent probability that the "true" figure would fall within that range if all shareholders were surveyed. The margin for error is higher for any subgroup, such as an age or gender grouping.

[2] *Fundamentals INVESTMENT COMPANY INSTITUTE RESEARCH IN BRIEF*, Vol. 14 - No. 5, October 2005 based on June 2005 survey of 3000 US households conducted by Investment Company Institute Research and extrapolated data from US Census Data.

The Center for Political Accountability

Corporate Political Spending

A SURVEY OF AMERICAN SHAREHOLDERS

2006

Findings:

Awareness of Current Governance
& Regulation of Corporate Political Spending:

- **Just 14% of American shareholders correctly** stated that corporations are not required to disclose all political contributions. The overwhelming majority (86%%) were either under the mistaken impression that corporations are required (55%) to disclose all political contributions or stated they were not sure (31%) what current law requires.

Are corporations required or not required to publicly disclose all political contributions?


NOT REQUIRED
14%
REQUIRED 55%
NOT SURE 31%

- In response to another question, only 19% of shareholders correctly stated that corporate boards <u>are not required</u> to approve and oversee political contributions. A majority (81%) either thought that corporate boards had a legal obligation to approve and oversee political contributions (21%) or did not know (60%)

Are corporate boards required to approve and oversee political contributions?


NOT REQUIRED
19%
REQUIRED 21%
NOT SURE 60%

Awareness of Current Governance & Regulation of Corporate Political Spending: (continued)

- Seventy-four percent (74%) of all shareholders did not know that corporations are not required to disclose their contributions to trade associations, which are then passed on to political committees and candidates. In 2004, more than **$100 million of corporate monies were spent by just 6 trade associations** on political and lobbying and activities, including contributions to political committees and candidates. None of this spending was required to be disclosed by the contributing corporations.

Are corporations required to disclose the amount of money they contribute to trade associations which is then passed on to political committees and candidates?


NOT REQUIRED
26%
REQUIRED 28%
NOT SURE 46%

- Similarly, 72% of shareholders did not know that corporations were not required to disclose which candidates and organizations receive the money they contribute to through a trade association? (72% total, of which 47% not sure, 25% stating there was a disclosure requirement)

Are corporations required to disclose which candidates and organizations receive the money they contribute through a trade association?


NOT REQUIRED
28%
REQUIRED 25%
NOT SURE 47%

Confidence in Corporate Leadership and Oversight:

After benchmarking the level of shareholder awareness about the current governance and regulation of corporate political spending, shareholders were informed that

- Not all corporate political spending is disclosed.
- Corporate political spending does not require board oversight or approval.
- The amounts and identity of candidates and political organizations a particular corporation gives to through trade associations are not required to be disclosed.

The survey then documented shareholder opinion towards the risks posed by the lack of board oversight. It paid particular attention to the extent that shareholders were confident that corporations in which they held stock exercised corporate oversight and avoided risky political involvement.

- An **overwhelming majority of 85%** of shareholders agreed that the "…**lack of transparency and oversight** in corporate political activity encourages behavior that **puts corporations at legal risk and endangers corporate reputations**". Intensity among shareholder **opinion was pronounced with 57% strongly agreeing** and just 28% somewhat agreeing.

The lack of transparency and oversight in corporate political activity encourages behavior that puts corporations at legal risk and endangers corporate reputations.


AGREE
SOMEWHAT 28%
STRONGLY 57%
DISAGREE
6%
4%

- Further, a majority (54%) stated that they had little or no confidence that the corporations *"…in which you own stock"* have adequate oversight of political contributions.

Confidence that the corporations *"…in which you own stock"* have adequate oversight of political contributions:


CONFIDENT
SOMEWHAT 24%
VERY 11%
NOT CONFIDENT
NOT TOO 32%
NOT 22%
NOT SURE
NOT SURE 12%
0%
10%
20%
30%
40%
50%
60%

Confidence in Corporate Leadership and Oversight: (continued)

- A plurality of shareholders (39%) expressed little or no confidence that companies in which they own stock do not engage in risky political behavior. Another quarter 25% said they weren't sure. That left just over a third (35%) of American shareholders stating confidence about their investments not being exposed to risky political behavior.

I am confident that corporations in which I own stock directly or in my mutual funds do not engage in risky political behavior.


AGREE
SOMEWHAT 13%
STRONGLY 22%
DISAGREE
SOMEWHAT 19%
STRONGLY 20%
NOT SURE
NOT SURE 25%
0%
5%
10%
15%
20%
25%
30%
35%
40%

- But, the vast majority of shareholders **(87%)** agreed with the simple proposition that they would have **more confidence in investing in corporations** that have adopted reforms that **provide for transparency and oversight in political spending. Intensity of opinion was particularly strong with 65% strongly agreeing** with the proposition.

Generally, I would have more confidence in investing in corporations that have adopted reforms that provide for transparency and oversight in political spending.


AGREE
SOMEWHAT 22%
STRONGLY 65%
DISAGREE
8%
5%

Current Corporate Practices:

- The Center for Public Accountability's *Green Canary* report[3] documents several **examples of "risky" corporate** behavior that has resulted in criminal and civil penalties, tarnished corporate **reputations and loss of** shareholder value. The CPA has also documented examples of corporate payments **to trade associations** which are contributed to political and other organizations and candidates that **promote and support** controversial social agendas. **A substantial majority (80%) of American shareholders consider this an inappropriate use of corporate funds with a strong intensity of opinion** (58% "not at all appropriate", 21% "not too appropriate").

Appropriateness of corporate political contributions, passed through trade associations, supporting controversial social agendas that have nothing to do with the corporation's business:


APPROPRIATE
NOT APPROPRIATE
NOT SURE
11%
4%
NOT TOO 21%
0%
10%
20%
30%
40%
50%
60%
70%
80%

- Another corporate behavior that poses a risk to reputations and shareholder value is **that companies are** increasingly using aggressive political contributions and political relationships as a **critical part** of their business strategy. Enron, Qwest, and Global Crossing are examples of the over reliance of **corporations** on political spending to salvage their failed business plans.

  When asked "*how appropriate do you think large political contributions and heavy spending on lobbying efforts are for the companies in which you own stock?*" 68% said that it was inappropriate behavior.

Appropriateness of large political contributions and heavy spending on lobbying efforts are for the companies "*...in which you own stock*":


APPROPRIATE
NOT APPROPRIATE
NOT SURE
SOMEWHAT 24%
NOT TOO 19%
NOT 49%
3%
0%
10%
20%
30%
40%
50%
60%
70%

[3] *Green Canary: Alerting Shareholders and Protecting Their Investments.* The Center for Political Accountability, February 2005. http://www.politicalaccountability.net/...

Current Corporate Practices: (continued)

- Shareholders also agreed that lack of transparency and oversight led to the **inappropriate behavior** by some **corporate executives**. Fully, **73% of shareholders agreed that corporate political spending** is often undertaken to advance the **private political interests of corporate executives rather than the interest of the company and its shareholders.**

Corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders.


SOMEWHAT 28%
STRONGLY, 45%
11%

Support for Reform:

- **A majority of shareholders think that current law and regulation do not provide sufficient checks and accountability in corporate spending.** Fifty-nine percent (59%) disagreed with the statement "*Current law and regulation governing corporate political spending provides sufficient checks or accountability on corporate boards and executives.*" (27% somewhat, 32% strongly disagreeing)

Current law and regulation governing corporate political spending provides sufficient checks or accountability on corporate boards and executives.


SOMEWHAT 15%
STRONGLY 11%
SOMEWHAT 27%
STRONGLY 32%

Support for Reform: (continued)

- **Shareholders clearly and overwhelming think that reform is needed.** Seventy-one **(71%) disagree** with statement that reform is <u>not needed</u> to protect the ordinary investor. Again, there was **strong intensity** of opinion with 47% strongly disagreeing. There was weak support, both in total **numbers and intensity**, for the status quo. Just 24% stated that reform was not necessary (somewhat 12%, **strongly 12%).**

Reforms in corporate political spending <u>are not necessary</u> to protect the interests of the ordinary public investor.



AGREE
SOMEWHAT 12%
STRONGLY 12%
DISAGREE
SOMEWHAT 24%
STRONGLY 47%

- **Shareholders are looking to corporate boards for leadership and accountability on these issues.** When asked to agree or disagree with the statement "*Corporate political contributions <u>should not</u> require the oversight and approval of the board of directors,*" 75% shareholders disagreed. **The support for board** accountability is further evidenced by the intensity found in response to the question **with nearly half (48%)** of all American shareholders strongly disagreeing with the statement.

Corporate political contributions <u>should not</u> require the oversight and approval of the board of directors.



AGREE
SOMEWHAT 12%
DISAGREE
SOMEWHAT 27%
STRONGLY 48%
0%
10%
20%
30%
40%
50%
60%
70%
80%

Support for Reform: (continued)

As detailed in the forthcoming *Hidden Rivers* report, some corporate contributions to trade associations end up in the coffers of political organizations that champion divisive social issues unrelated to the corporation's business. And, as documented in the report, often these **political payments support policies that are contrary to the publicly stated policies of the corporation.** The Center's *Green Canary* report also found this to be the case with company soft money political contributions.

- Of all the issues tested in this survey, **this one elicited the strongest response and greatest intensity of opinion.** Fully 95% of American shareholders agree that corporations should make certain that political contributions made to trade associations be consistent with company policies and be fully disclosed. Eighty percent (80%) strongly agreed with the statement.

Corporations should ensure that payments made to trade associations that are used for political purposes be consistent with company policies and fully disclosed.


AGREE
SOMEWHAT 15%
STRONGLY 80%
DISAGREE
0%
10%
20%
30%
40%
50%
60%
70%
100%

Reform Proposals Considered:

In response to the risks posed by the current lack of transparency and oversight in corporate political spending, the Center for Public Accountability has proposed a set of reforms[4] for adoption by corporations, the elements of which are:

1. Corporations should be required to publicly disclose all political spending.
2. Corporate boards should oversee and approve all direct and indirect political spending.
3. Corporations should be required to disclose the guidelines they use for their political spending decisions.
4. Corporations should identify the corporate officers who manage the company's political giving.
5. Corporations should be required to disclose their political spending on the company's website on a quarterly basis.
6. Corporations should be required to disclose payments made to trade associations which are then used for political purposes.

- Shareholders were read each reform proposal and asked if they supported or opposed it. As illustrated in the charts below and on the following pages, **each proposal is supported by the vast majority of American shareholders. All have the support of at least 84% of shareholders**. In addition, the **degree of support was particularly intense**, with an average of **64%** of shareholders **'strongly' supporting each of the reform measures.**


Corporations should be required to publicly disclose all political contributions.
94% Total Support
SUPPORT
SOMEWHAT 18%
STRONGLY 76%


Corporate boards should oversee and approve all direct and indirect political spending.
84% Total Support
SUPPORT
SOMEWHAT 26%
STRONGLY 58%

[4] The Center for Political Accountability drafted a model political disclosure resolution that has been filed by institutional investors since the 2004 proxy season. It calls on companies to disclose their soft money contributions and payments to trade associations and other tax-exempt organizations that are used for political purposes, identify the corporate officers involved in the expenditure decisions, disclose their political spending guidelines, and require board of directors oversight of their political spending. The CPA also has developed eight principles for corporate political spending and accountability for companies to follow.
[illegible]

Reform Proposals Considered: (continued)

Corporations should identify the corporate officers who manage the company's political contributions.


89% Total Support
SUPPORT
SOMEWHAT 26%
STRONGLY 63%

Corporations should be required to disclose the guidelines they use for their political spending decisions.


84% Total Support
SOMEWHAT 21%
STRONGLY 63%

Corporations should be required to disclose their political spending on the company's website on a quarterly basis.


86% Total Support
SUPPORT
SOMEWHAT 30%
STRONGLY 56%

Corporations should be required to disclose contributions made to trade associations which are then used for political purposes.


91% Total Support
SUPPORT
SOMEWHAT 22%
STRONGLY 69%

Voting Their Proxy:

- Finally, when asked if they would vote their proxy in favor of corporate political reforms, **87% agreed with 61%** expressing strong sentiment.

I would vote my proxy in corporations I hold stock in to implement these corporate political spending reforms.


AGREE
SOMEWHAT 26%
STRONGLY 61%
DISAGREE
6%
6%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%

- American shareholders also expressed overwhelming (85%) support and intensity of opinion for "mutual funds and other equity managers" voting their proxies in support of shareholder resolutions calling for corporate political disclosure and accountability.

Mutual funds and other equity managers should vote their corporate proxies in support of resolutions that require disclosure and board accountability for political spending.


AGREE
SOMEWHAT 25%
STRONGLY 60%
DISAGREE
6%
6%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%

Questionnaire

CPA Project

March 2006 Shareholder Survey

American Shareholder Awareness:

I first want to ask you a few questions about your familiarity with campaign finance laws. If you don't know, please feel free to say you are not sure.

1. Under current law, are corporations required or not required to publicly disclose all political contributions?

REQUIRED	55%	
NOT REQUIRED	14%	
NOT SURE	31%	45%

2. Under current law, are corporate boards required or not required to approve and oversee political contributions?

REQUIRED	21%	
NOT REQUIRED	19%	
NOT SURE	60%	79%

3. Corporations pay millions of dollars in dues as members of trade associations. In turn, trade associations distribute these millions to political committees and candidates. Under current law, are corporations required or not required to disclose the amount of money they contribute that is passed on by the trade association to political committees and candidates?

REQUIRED	28%	
NOT REQUIRED	26%	
NOT SURE	46%	72%

4. Under current law, are corporations required or not required to disclose which candidates and organizations receive the money they contribute through a trade association?

REQUIRED	25%	
NOT REQUIRED	28%	
NOT SURE	47%	75%

Attitudes towards the status Quo:

In fact, corporations are not required to disclose all their political contributions, and their boards are under no obligation to approve or oversee contributions made by their corporate executives and lobbyists.

5. In general, how much confidence do you have that the corporations in which you own stock have adequate oversight of political contributions so that they protect the corporation from legal liability and not threaten shareholder value? Are you:

VERY CONFIDENT	11%	
SOMEWHAT CONFIDENT	24%	35%
NOT TOO CONFIDENT	32%	
NOT CONFIDENT	22%	54%
NOT SURE	12%	

In another practice, millions of corporate dollars have been given to political committees and trade associations which in turn give this money to candidates and special interest groups that promote social agendas that have nothing to do with issues that impact the corporation's business or shareholder value. For example, issues like abortion, gay rights and other issues of morality.

6. As a shareholder, how appropriate do you think it is it that corporate political contributions given to trade associations end up supporting special interests groups that promote controversial social agendas that have nothing to do with the corporation's business? Is it:

VERY APPROPRIATE	4%	
SOMEWHAT APPROPRIATE	11%	15%
NOT TOO APPROPRIATE	21%	
NO APPROPRIATE	59%	79%
NOT SURE	6%	

Another issue of concern is that some corporations made political contributions and political relationships a critical part of their business strategy. Their strategy was to use aggressive corporate political spending to curry favor with elected officials in order to gain favors, tax breaks and regulatory relief.

7. As a shareholder, how appropriate do you think large political contributions and heavy spending on lobbying efforts are for the companies in which you own stock? Is it:

VERY APPROPRIATE	6%	
SOMEWHAT APPROPRIATE	24%	30%
NOT TOO APPROPRIATE	19%	
NO APPROPRIATE	49%	67%
NOT SURE	3%	

Support for Reform

In response, many in the investment community are calling for reforms.

I going to read several proposals and I would appreciate your telling me if you support or oppose each.

The first proposal is ______________. Do you support or oppose that proposal? Is that strongly favor/oppose or somewhat favor/oppose?

8. Corporations should be required to publicly disclose all political contributions.

STRONGLY SUPPORT	**76%**	
SOMEWHAT SUPPORT	**18%**	**95% Total Support**
SOMEWHAT OPPOSE	4%	
STRONGLY OPPOSE	1%	5%
NOT SURE	1%	

9. Corporations should be required to disclose their political spending on the company's website on a quarterly basis.

STRONGLY SUPPORT	56%	
SOMEWHAT SUPPORT	30%	85%
SOMEWHAT OPPOSE	9%	
STRONGLY OPPOSE	5%	14%
NOT SURE	1%	

10. Corporations should be required to disclose contributions made to trade associations which are then used for political purposes.

STRONGLY SUPPORT	69%	
SOMEWHAT SUPPORT	22%	91%
SOMEWHAT OPPOSE	6%	
STRONGLY OPPOSE	2%	8%
NOT SURE	1%	

11. Corporations should be required to disclose the guidelines they use for their political spending decisions.

STRONGLY SUPPORT	63%	
SOMEWHAT SUPPORT	21%	84%
SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	7%	15%
NOT SURE	1%	

12. Corporations should identify the corporate officers who manage the company's political contributions.

STRONGLY SUPPORT	63%	
SOMEWHAT SUPPORT	26%	89%
SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	3%	11%
NOT SURE	1%	

13. Corporate boards should oversee and approve all direct and indirect political spending.

STRONGLY SUPPORT	58%	
SOMEWHAT SUPPORT	26%	85%

SOMEWHAT OPPOSE	8%	
STRONGLY OPPOSE	4%	12%
NOT SURE	4%	

Now I'd like to read several statements and I would appreciate your telling me if you agree or disagree with each. [Rotate order]

The first statement is ___________. Is that strongly agree/disagree or somewhat agree disagree?

14. Corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders.

STRONGLY AGREE	45%	
SOMEWHAT AGREE	28%	73%
SOMEWHAT DISAGREE	11%	
STRONGLY DISAGREE	4%	15%
NOT SURE	12%	

15. Current law and regulation governing corporate political spending provides sufficient checks or accountability on corporate boards and executives.

STRONGLY AGREE	11%	
SOMEWHAT AGREE	15%	27%
SOMEWHAT DISAGREE	27%	
STRONGLY DISAGREE	32%	59%
NOT SURE	15%	

16. Reforms in corporate political spending are not necessary to protect the interests of the ordinary public investor.

STRONGLY AGREE	12%	
SOMEWHAT AGREE	12%	24%
SOMEWHAT DISAGREE	24%	
STRONGLY DISAGREE	47%	71%
NOT SURE	6%	

17. Mutual funds and other equity managers should vote their corporate proxies in support of resolutions that require disclosure and board accountability for political spending.

STRONGLY AGREE	60%	
SOMEWHAT AGREE	25%	85%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	6%	12%
NOT SURE	3%	

18. Corporations should ensure that payments made to trade associations that are used for political purposes be consistent with company policies and fully disclosed.

STRONGLY AGREE	80%	
SOMEWHAT AGREE	15%	95%
SOMEWHAT DISAGREE	3%	
STRONGLY DISAGREE	2%	4%
NOT SURE	1%	

19. Corporate political contributions should not require the oversight and approval of the board of directors.

STRONGLY AGREE	10%	
SOMEWHAT AGREE	12%	22%
SOMEWHAT DISAGREE	27%	
STRONGLY DISAGREE	48%	75%
NOT SURE	4%	

20. Corporations should adopt procedures that ensure political contributions are spent lawfully and consistent with the stated public policies of the company.

STRONGLY AGREE	80%	
SOMEWHAT AGREE	15%	95%
SOMEWHAT DISAGREE	3%	
STRONGLY DISAGREE	2%	4%
NOT SURE	1%	

21. The lack of transparency and oversight in corporate political activity encourages behavior that puts corporations at legal risk and endangers corporate reputations.

STRONGLY AGREE	57%	
SOMEWHAT AGREE	28%	85%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	4%	9%
NOT SURE	5%	

22. I would vote my proxy in corporations I hold stock in to implement these corporate political spending reforms.

STRONGLY AGREE	61%	
SOMEWHAT AGREE	26%	87%
SOMEWHAT DISAGREE	6%	
STRONGLY DISAGREE	6%	11%
NOT SURE	2%	

23. Generally, I would have more confidence in investing in corporations that have adopted reforms that provide for transparency and oversight in political spending.

STRONGLY AGREE	65%	
SOMEWHAT AGREE	22%	86%
SOMEWHAT DISAGREE	8%	
STRONGLY DISAGREE	5%	12%
NOT SURE	2%	

24. I am confident that corporations in which I own stock directly or in my mutual funds do not engage in risky political behavior.

STRONGLY AGREE	22%	
SOMEWHAT AGREE	13%	35%
SOMEWHAT DISAGREE	19%	
STRONGLY DISAGREE	20%	40%
NOT SURE	25%	

AGE

18-34	13%
35-49	34%
50-64	36%
65+	16%
REFUSED	0%

RACE

WHITE	90%
BLACK	5%
HISPANIC	2%
OTHER	3%
REFUSED	1%

PARTY ID

DEMOCRAT	28%
REPUBLICAN	40%
INDEPENDENT	34%

SEX

MALE	48%
FEMALE	52%

REGION

NORTHEAST	25%
MIDWEST	24%
SOUTH	28%
WEST	24%

INCOME

<$35,000	9%
$35,000-$49,999	17%
$50,000-$74,999	15%
$75,000-$99,999	20%
$100,000+	23%
REFUSED	16%

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT B

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

October 20, 2006

Mr. C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Keegel:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the International Brotherhood of Teamsters ("IBT") for consideration by Citigroup stockholders at the Annual Meeting in April 2007.

Please note that the IBT is required to provide Citigroup with a written statement from the record holder of its securities that the IBT has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT C

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 26, 2006

BY FAX: 212-793-5300
BY UPS NEXT DAY

Mr. Michael S. Helfer
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 1,900 shares of Citigroup, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/cz
Enclosures

INTERNATIONAL BROTHERHOOD OF TEAMSTERS GENERAL FUND
CITIGROUP SHAREHOLDER PROPOSAL

EXHIBIT D

RESOLVED: That the shareholders of Citigroup, Inc., ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and,
   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the Board of Directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

SUPPORTING STATEMENT: As long-term shareholders of Citigroup Inc., we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of shareholders.

Company executives exercise wide discretion over use of corporate resources for political activities. These decisions involve political contributions, called "soft money," and payments to trade associations and related groups that are used for political activities. Most of these expenditures are not disclosed. In 2003-04, the last fully reported election cycle, the Company contributed at least $1,012,915 in soft money. (Center for Public Integrity: http://www.publicintegrity.org/527/db.aspx?act=main)

However, its payments to trade associations used for political activities are undisclosed and unknown. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate. According to the Center for Political Accountability, some of Citigroup's donations have ended up at groups that were indicted for violating state campaign finance laws, were criticized for hiding the source of contributions, or given to candidates with positions that contradicted policies and practices that enhanced the Company's reputation.

The result: shareholders and management do not know how trade associations use their Company's money politically. The proposal asks the Company to disclose political contributions and payments to trade associations and other tax-exempt organizations. Publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate political use of corporate assets.

We urge your support **FOR** this critical governance reform.

Amalgamated Bank
America's Labor Bank

HUGH A. SCOTT
FIRST VICE PRESIDENT

October 23rd, 2006

Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Ave
New York, NY 10043.

Re: Citigroup Inc. Cusip # 172967101

Dear Mr. Helfer:

Amalgamated Bank is the record owner of 1,900 shares of common stock (the "Shares") of Citigroup Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously for over one year and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 727-6027.

Very truly yours,

H A Scott

Hugh A. Scott
First Vice President
Amalgamated Bank

cc:
Noa Oren

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated January 30, 2007

The proposal requests that Citigroup prepare a report, updated semi-annually, disclosing its policies for political contributions and its monetary and non-monetary political contributions, including the portion of any dues or similar payments made to any tax-exempt organization that is used for an expenditure or contribution that would not be deductible by Citigroup under section 162(e)(1)(B) of the Internal Revenue Code if Citigroup had made the payment directly.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,

Ted Yu

Ted Yu
Special Counsel

END